NSAR Item 77E Litigation Disclosure for BlackRock New York Municipal Bond Trust ("BQH")

A purported derivative complaint had been filed by Roy Curbow and other shareholders of BlackRock New York Municipal Bond Trust ("BQH") on July 27, 2010 in the Supreme Court of the State of New York, New York County. The complaint names BlackRock Advisors, LLC, BlackRock, Inc. and certain of the board members, officers and portfolio managers of BQH as defendants. The complaint alleges, among other things, that the parties named in the complaint breached fiduciary duties owed to BQH and their common shareholders and committed waste by redeeming BQH’s auction preferred shares at their liquidation preference. The complaint seeks unspecified damages for losses purportedly suffered by BQH as a result of the prior redemptions and injunctive relief preventing BQH from redeeming auction preferred shares at their liquidation preference in the future and awarding the plaintiffs the costs and disbursements of the action, including reasonable attorneys', accountants' and experts' fees and expenses.  BlackRock Advisors, LLC, BlackRock, Inc. and the other parties named in the complaint believe that the claims asserted in the complaint are without merit and intend to vigorously defend themselves in the litigation.